UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             The Steak n Shake Company
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                   Common Stock, stated value $0.50 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   857873-10-3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


              Jon L. Mosle                           Marc L. Lipshy
          HBK Investments L.P.                    Hudson Advisors LLC
     300 Crescent Court, Suite 700        717 North Harwood Street, Suite 2100
          Dallas, Texas 75201                      Dallas, Texas 75201
             (214) 758-6107                          (214) 754-8430
--------------------------------------------------------------------------------
                                 with a copy to:

                              Jeffrey B. Hitt, Esq.
                           Weil, Gotshal & Manges LLP
                          200 Crescent Court, Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700
--------------------------------------------------------------------------------


    ------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                  June 13, 2007
    ------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 2 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     HBK MASTER FUND L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       CAYMAN ISLANDS
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,482,955
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,482,955

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,482,955
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    5.2%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 3 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     HBK FUND L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      766,845
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 766,845

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  766,845
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    2.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 4 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     HBK INVESTMENTS L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      2,249,800
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 2,249,800

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  2,249,800
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.9%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 5 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     HBK SERVICES LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      2,249,800
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 2,249,800

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  2,249,800
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.9%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 6 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     HBK PARTNERS II L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      2,249,800
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 2,249,800

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  2,249,800
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.9%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 7 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     HBK MANAGEMENT LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   WC

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      2,249,800
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 2,249,800

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  2,249,800
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.9%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 8 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LSF5 INDY INVESTMENTS, LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------


(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 9 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LSF5 INDY HOLDINGS, LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------


(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 10 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LSF5 REOC VII, L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------


(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 11 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LSF5 GENPAR VII, LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------


(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 12 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LONE STAR FUND V (U.S.), L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       DELAWARE
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------



(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 13 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LONE STAR PARTNERS V, L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       BERMUDA
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     PN

-------------------------------------------------------------------------------


(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 14 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     LONE STAR MANAGEMENT CO. V, LTD.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       BERMUDA
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------



(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 15 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     JOHN P. GRAYKEN
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   OO

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       IRELAND
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:      1,324,150(1)
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER: 1,324,150(1)

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  1,324,150(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.7%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     OO

-------------------------------------------------------------------------------


(1) Includes 925,650 shares which LSF5 Indy Investments, LLC has contracted to acquire from HBK Master Fund L.P. and/or HBK Fund L.P.

-------------------------------------------------------------------------------
CUSIP No. 857873-10-3                13D                           Page 16 of 33
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON:     ROBERT J. STETSON
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [X]
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      SOURCE OF FUNDS:   PF

-------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [_]
            REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
-------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF       UNITED STATES
            ORGANIZATION:

-------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:        55,426(1)
     SHARES
                  -------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:
    OWNED BY
                  -------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE POWER:   55,426(1)
    REPORTING
                  -------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE POWER:

-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED  55,426(1)
            BY REPORTING PERSON:

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
            EXCLUDES CERTAIN SHARES:

-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    0.2%

-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:     IN

-------------------------------------------------------------------------------


(1) Includes 15,000 shares held in the account of a family member over which he has sole voting and dispositive power.

                                  SCHEDULE 13D
                                  ------------

      EXPLANATORY NOTES: This statement on Schedule 13D (this "Statement") is being filed by the HBK Reporting Persons (as defined herein), the Lone Star Reporting Persons (as defined herein) and Robert J. Stetson. As a result of the matters described herein, such persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act"). As a result, such persons, who are collectively referred to herein as the "Reporting Persons," may be deemed to beneficially own any shares of common stock, stated value $0.50 per share, of The Steak n Shake Company ("SNS Common Stock") that may be beneficially owned by the other Reporting Persons. Except as set forth herein, each of the Reporting Persons hereby disclaims beneficial ownership of any SNS Common Stock that may be beneficially owned by the other Reporting Persons.

      ITEM 1.  SECURITY AND ISSUER

      The class of equity securities to which this Statement relates is the SNS Common Stock.

      The Steak n Shake Company (the "Issuer") is an Indiana corporation with its principal executive offices located at 36 S. Pennsylvania Street, Suite 500, Indianapolis, Indiana 46204.

      ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

        HBK Master Fund L.P., a Cayman Islands limited partnership ("HBK
        Master");

        HBK Fund L.P., a Delaware limited partnership ("HBK Fund");

        HBK Investments L.P., a Delaware limited partnership ("HBK
        Investments");

        HBK Services LLC, a Delaware limited liability company ("HBK Services");

        HBK Partners II L.P., a Delaware limited partnership ("HBK Partners");

        HBK Management LLC, a Delaware limited liability company ("HBK Management" and, together with HBK Partners, HBK Services, HBK Investments and HBK Master, the "HBK Reporting Persons");

        LSF5 Indy Investments, LLC, a Delaware limited liability company ("Indy Investments");

        LSF5 Indy Holdings, LLC, a Delaware limited liability company ("Indy Holdings");

        LSF5 REOC VII, L.P., a Delaware limited partnership ("REOC VII");

        LSF5 GenPar VII, LLC, a Delaware limited liability company ("GenPar
        VII");

        Lone Star Fund V (U.S.), L.P., a Delaware limited partnership ("Fund
        V");

        Lone Star Partners V, L.P., a Bermuda limited partnership ("Lone Star Partners");

        Lone Star Management Co. V, Ltd., a Bermuda exempted company ("Lone Star Management");

        John P. Grayken ("Mr. Grayken") and, together with Lone Star Management, Lone Star Partners, Fund V, GenPar VII, REOC VII, Indy Holdings, and Indy Investments, the "Lone Star Reporting Persons"); and

        Robert J. Stetson, a United States citizen ("Mr. Stetson").

        A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.

      Certain Information Concerning the HBK Reporting Persons

      HBK Master is an investment fund designed to invest directly or indirectly in various companies. HBK Fund is an investment fund designed to invest directly or indirectly in various companies. HBK Master and HBK Fund have delegated discretion to vote and dispose of the SNS Common Stock to HBK Investments. HBK Investments is an investment management firm that provides investment management services to private investment funds. HBK Investments has delegated discretion to vote and dispose of the SNS Common Stock to HBK Services. HBK Services is an investment management firm. HBK Partners is the general partner of HBK Investments. HBK Management is the general partner of HBK Partners and the managing member of HBK Services. Pursuant to Instruction C to Form 13D promulgated under the Exchange Act, information is also included herein with respect to the following persons: HBK Capital L.P., a Delaware limited partnership ("HBK Capital"); HBK Offshore Fund Ltd., a Cayman Islands corporation ("HBK Offshore"); and Richard L. Booth, Laurence H.Lebowitz, William
E. Rose, David C. Haley and Jamiel A. Akhtar (collectively, the "HBK Managers" and together with HBK Offshore and HBK Fund, the "Additional HBK Persons"; the Additional HBK Persons, together with the HBK Reporting Persons, are referred to herein as the "HBK Persons"). HBK Fund and HBK Offshore are general partners of HBK Master. HBK Capital is the general partner of HBK Fund. The HBK Managers are members of HBK Management and may control HBK Management. The principal occupation of each of the HBK Managers is serving as a Managing Director of HBK Investments. Each of the HBK Managers is a United States citizen.

      The principal office or business address of each of the HBK Persons is 300 Crescent Court, Suite 700, Dallas Texas, 75201.

      During the last five years, none of the HBK Reporting Persons, nor to the best knowledge of the HBK Reporting Persons, any of the Additional HBK Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Certain Information Concerning the Lone Star Reporting Persons

      Indy Investments is an investment vehicle formed to engage in the acquisition of SNS Common Stock. Indy Holdings is the sole member of Indy Investments. REOC VII is the managing member of Indy Holdings. Gen Par VII is the general partner of REOC VII. Fund V is an investment fund created to invest directly or indirectly in various companies and is the sole member of Gen Par
VII. Lone Star Partners is the general partner of Fund V. Lone Star Management is the general partner of Lone Star Partners. Mr. Grayken is the sole shareholder of Lone Star Management. Additional information concerning Mr. Grayken is set forth on Appendix A attached hereto. Pursuant to Instruction C to Form 13D promulgated under the Exchange Act, information is also included herein with respect to the other persons listed on Appendix A attached hereto (the "Additional Lone Star Persons" and collectively with the Lone Star Reporting Persons, the "Lone Star Persons").

      The principal office or business address of each of the Lone Star Reporting Persons is 717 North Harwood Street, Suite 2200, Dallas, Texas 75201, except that the principal office of Lone Star Partners and Lone Star Management is Washington Mall, Suite 104, 1st Floor, 7 Reid Street, Hamilton HM 11, Bermuda.

      During the last five years, none of the Lone Star Reporting Persons, nor to the best knowledge of the Lone Star Reporting Persons, any of the Additional Lone Star Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Certain Information Concerning Robert J. Stetson

      The principal business address of Mr. Stetson is 12240
Inwood Road, Suite 405, Dallas, Texas, 75244. Mr. Stetson's present principal occupation is management of personal investments. During the last five years, Mr. Stetson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate purchase price for the shares of SNS Common Stock was approximately $41.2 million. The source of funds for the purchase transactions consisted of (i) in the case of the HBK Reporting Persons, the working capital of HBK Master or HBK Fund, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business, (ii) in the case of the Lone Star Reporting Persons, capital contributions made to Indy Investments (through Indy Holdings) by the members of Indy Holdings, and (iii) in the case of Mr. Stetson, personal funds. As described below in Item 6, HBK Master and/or HBK Fund have collectively contracted to sell an aggregate of 925,650 shares of SNS Common Stock to Indy Holdings.


      ITEM 4.  PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the shares of SNS Common Stock reported hereunder for investment purposes, and with a view to engaging in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value, including potentially exploring an acquisition or other transaction involving the Reporting Persons. The Reporting Persons do not intend to engage in any acquisition, offer or other transaction that is not supported by the Board of Directors of the Issuer, or otherwise seek representation on the Board of Directors of the Issuer. Any future decision of the Reporting Persons with regard to the Issuer or its securities will take into account various factors, including the results of any discussions with management and the Board of Directors of the Issuer, the prospects of the Issuer, general market and economic conditions, the price levels of common stock of the Issuer, and other matters deemed relevant to the Reporting Persons.

      The Reporting Persons may, and reserve the right to, change their intentions, acquire additional shares of SNS Common Stock, or dispose of shares of SNS Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise.

      Except as referenced above, none of the Reporting Persons nor, to the best knowledge of the HBK Reporting Persons or the Lone Star Reporting Persons, as applicable, any of the Additional HBK Persons or Additional Lone Star Persons, has any plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) though 4(j) of Schedule 13D.


      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) The respective percentages set forth below are based on 28,450,690 shares of SNS Common Stock outstanding as of May 9, 2007, as reported by the Issuer in its Form 10-Q for the sixteen weeks ended April 11, 2007, filed with the Securities and Exchange Commission on May 18, 2007.

      By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the SNS Common Stock beneficially owned by the members of the group as a whole. As of June 25, 2007, the Reporting Persons beneficially owned in the aggregate 2,703,726 shares of SNS Common Stock, which represents approximately 9.5% of the outstanding SNS Common Stock. Except as set forth herein, each of the Reporting Persons expressly disclaims beneficial ownership of such shares held by any other members of such group.

      HBK Master has direct beneficial ownership of 1,482,955 shares of SNS Common Stock, which represents approximately 5.2% of the outstanding SNS Common Stock.

      HBK Fund has direct beneficial ownership of 766,845 shares of SNS Common Stock, which represents approximately 2.7% of the outstanding SNS Common Stock.

      HBK Master and HBK Fund have delegated discretion to vote and dispose of the SNS Common Stock to HBK Investments. HBK Investments, as a result of such delegations, has indirect beneficial ownership of 2,249,800 shares of SNS Common Stock, which represents approximately 7.9% of the outstanding SNS Common Stock.

      HBK Investments has delegated discretion to vote and dispose of the SNS Common Stock to HBK Services. HBK Services, as a result of such delegation, has indirect beneficial ownership of 2,249,800 shares of SNS Common Stock, which represents approximately 7.9% of the outstanding SNS Common Stock.

      HBK Partners, as the general partner of HBK Investments, has indirect beneficial ownership of 2,249,800 shares of SNS Common Stock, which represents approximately 7.9% of the outstanding SNS Common Stock.

      HBK Management, as the general partner of HBK Partners and the managing member of HBK Services, has indirect beneficial ownership of 2,249,800 shares of SNS Common Stock, which represents approximately 7.9% of the outstanding SNS Common Stock.

      Indy Investments has direct beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      Indy Holdings, as the sole member of Indy Investments, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      REOC VII, as the managing member of Indy Holdings, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      GenPar VII, as the general partner of REOC VII, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      Fund V, as the general partner of GenPar VII, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      Lone Star Partners, as the general partner of Fund V, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      Lone Star Management, as the general partner of Lone Star Partners, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      Mr. Grayken, as the sole shareholder of Lone Star Management, has indirect beneficial ownership of 1,324,150 shares of SNS Common Stock, which represents approximately 4.7% of the outstanding SNS Common Stock. Such number includes 925,650 shares which Indy Investments has contracted to acquire from HBK Master and/or HBK Fund pursuant to the Investment Letter Agreement described in Item 6.

      Mr. Stetson has direct beneficial ownership of 55,426 shares of SNS Common Stock, which represents approximately 0.2% of the outstanding SNS Common Stock. Of such 55,426 shares, 15,000 shares of SNS Common Stock are held in an account for a family member over which he has sole voting and dispositive power.

      The Cover Pages of this Schedule 13D are incorporated herein by reference.

      (c) Except as described in Item 6 or as set forth on Appendix B attached hereto, none of the Reporting Persons nor, to the best knowledge of the HBK Reporting Persons or the Lone Star Reporting Persons, as applicable, any of the Additional HBK Persons or Additional Lone Star Persons, have effected any transactions in SNS Common Stock in the past 60 days. All of such transactions described on Appendix B were conducted through open market purchases.

      (d) The limited partners or shareholders of the funds that own HBK Master, and the limited partners of HBK Fund, for which HBK Investments and HBK Services act as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the SNS Common Stock in accordance with their respective ownership interests in the FUNDS. The limited partners or shareholders of the funds that are direct or indirect investors in Indy Holdings have the right to participate directly or indirectly in the receipt of dividends from, or proceeds for the sale of, the SNS Common Stock in accordance with their respective ownership interests in such funds.

      (e)   Not applicable.


      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On June 25, 2007, HBK Master, HBK Fund, Indy Investments and Mr. Stetson entered into a letter agreement (the "Investment Letter Agreement"), setting forth the agreement of such persons in connection with the acquisition of SNS Common Stock by such persons as to, among other things (i) the purchase by Indy Investment from HBK Master and/or HBK Fund of 925,650 shares of SNS Common Stock previously acquired by HBK Master and/or HBK Fund, (ii) certain matters related to additional purchases and sales of SNS Common Stock and assets of the Issuer by such persons and their affiliates, and (iii) the terms on which the shares of SNS Common Stock may be acquired or sold by such persons upon termination of the Investment Letter Agreement. This description of the Investment Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Letter Agreement, which is attached hereto as Exhibit 7.02 and incorporated herein by reference.


      ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 7.01. Joint Filing Agreement by and among the Reporting Persons, dated as of June 25, 2007.

      Exhibit 7.02. Investment Letter Agreement, dated as of June 25, 2007, by and among HBK Master Fund L.P., HBK Fund L.P., LSF5 Indy Investments, LLC, and Robert J. Stetson.

                                   Signatures
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D with respect to such person is true, complete and correct.

Dated: June 25, 2007

                               HBK MASTER FUND L.P.
                               BY:  HBK SERVICES LLC
                                    INVESTMENT ADVISOR

                               BY:  /S/ JON L. MOSLE
                                   ------------------------------
                               NAME:   JON L. MOSLE
                               TITLE:  AUTHORIZED SIGNATORY (1)


                               HBK FUND L.P.
                               BY:  HBK SERVICES LLC
                                    INVESTMENT ADVISOR

                               BY:  /S/ JON L. MOSLE
                                   ------------------------------
                               NAME:   JON L. MOSLE
                               TITLE:  AUTHORIZED SIGNATORY (1)


                               HBK INVESTMENTS L.P.

                               BY:  /S/ JON L. MOSLE
                                   ------------------------------
                               NAME:   JON L. MOSLE
                               TITLE:  AUTHORIZED SIGNATORY (1)

                               HBK SERVICES LLC

                               BY:  /S/ JON L. MOSLE
                                   ------------------------------
                               NAME:   JON L. MOSLE
                               TITLE:  AUTHORIZED SIGNATORY (1)


                               HBK PARTNERS II L.P.
                               BY:  HBK MANAGEMENT LLC
                                    GENERAL PARTNER

                               BY:  /S/ JON L. MOSLE
                                   ------------------------------
                               NAME:   JON L. MOSLE
                               TITLE:  AUTHORIZED SIGNATORY (1)


                               HBK MANAGEMENT LLC

                               BY:  /S/ JON L. MOSLE
                                   ------------------------------
                               NAME:   JON L. MOSLE
                               TITLE:  AUTHORIZED SIGNATORY (1)


(1) AN AUTHORIZATION CERTIFICATE AUTHORIZING JON L. MOSLE TO ACT ON BEHALF OF EACH REPORTING PERSON WAS PREVIOUSLY FILED.

                               LSF5 INDY INVESTMENTS, LLC

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT


                               LSF5 INDY HOLDINGS, LLC

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT


                               LSF5 REOC VII, L.P.
                               BY:  LSF5 GENPAR VII, LLC, ITS GENERAL PARTNER

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT


                               LSF5 GENPAR VII, LLC

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT

                               LONE STAR FUND V (U.S.), L.P.
                               BY:  LONE STAR PARTNERS V, L.P.,
                                    ITS GENERAL PARTNER

                               BY:  LONE STAR MANAGEMENT CO. V, LTD.,
                                    ITS GENERAL PARTNER

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT


                               LONE STAR PARTNERS V, L.P.
                               BY:  LONE STAR MANAGEMENT CO. V, LTD.,
                                    ITS GENERAL PARTNER

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT


                               LONE STAR MANAGEMENT CO. V, LTD.

                               BY:  /S/ MARC L. LIPSHY
                                   ------------------------------
                               NAME:  MARC L. LIPSHY
                               TITLE: VICE PRESIDENT


                               /S/ JOHN P. GRAYKEN
                               ----------------------------------
                               JOHN P. GRAYKEN

                               /S/ ROBERT J. STETSON
                               ----------------------------------
                               ROBERT J. STETSON

                                   APPENDIX A
                                   ----------


             INFORMATION CONCERNING THE ADDITIONAL LONE STAR PERSONS


      The following table sets forth the name and current principal occupation of each director, executive officer of the Lone Star Reporting Persons. Unless otherwise specified, each person listed below is a citizen of the United States.


NAME AND PRINCIPAL      POSITIONS HELD WITH    PRESENT PRINCIPAL OCCUPATION
BUSINESS ADDRESS        LONE STAR REPORTING
                        PERSONS

John P. Grayken*        President of Lone      Principal, Lone Star Global
                        Star Management        Acquisitions, Ltd.,
717 N. Harwood St.                             Washington Mall, 1st Floor,
Suite 2200                                     Suite 104, 7 Reid Street,
Dallas, TX 75201.                              Hamilton HM 11 Bermuda. Its
                                               principal business is
                                               providing origination
                                               services.

Louis Paletta           Vice President of      Executive Vice President /
                        Lone Star Management   Investor Relations, Lone
717 N. Harwood St.                             Star Global Acquisitions,
Suite 2200                                     Ltd., 717 N. Harwood St.,
Dallas, TX 75201.                              Suite 2200, Dallas, TX
                                               75201. Its principal business is
                                               the providing origination
                                               services.

Michael D. Thomson      Director, Chairman     Executive Vice President /
                        and General Counsel    General Counsel, Hudson
717 N. Harwood St.      of Lone Star           Advisors LLC, 717 N.
Suite 2100              Management             Harwood St., Suite 2100,
Dallas, TX 75201.                              Dallas, TX 75201.  Its
                                               principal business is
                                               providing asset management
                                               services.

Benjamin D. Velvin III  Director and Vice      Senior Vice President/
                        President of Lone      Director of Closings,
717 N. Harwood St.      Star Management.       Hudson Advisors LLC, 717 N.
Suite 2100              President of Indy      Harwood St., Suite 2100,
Dallas, TX 75201.       Investments, Indy      Dallas, TX 75201.  Its
                        Holdings and Gen Par   principal business is
                        VII                    providing asset management
                                               services.

Marc L. Lipshy          Vice President of      Vice President/Legal
                        Lone Star Management,  Counsel, Hudson Advisors
717 N. Harwood St.      Indy Investments,      LLC, 717 N. Harwood St.,
Suite 2100              Indy Holdings and Gen  Suite 2100, Dallas, TX
Dallas, TX 75201.       Par VII                75201.  Its principal
                                               business is providing asset
                                               management services.

Dawn C. Griffiths**     Director and Deputy     Attorney, Conyers Dill &
                         Chairman of Lone Star Pearman,
Clarendon House         Management             Clarendon House
2 Church Street                                2 Church Street
PO Box HM 666                                  PO Box HM 666
Hamilton HM CX                                 Hamilton HM CX
Bermuda                                        Bermuda.  Its principal
                                               business is providing legal
                                               services.




*    Irish Citizenship
**  British Citizenship

                                   APPENDIX B
                                   ----------


                     PURCHASES AND SALES OF SNS COMMON STOCK


Transactions in SNS Common Stock by HBK Master:

                      PURCHASE
                       (P) OR
TRADE DATE             SALE(S)           QTY                 PRICE
----------------    ------------    -------------    --------------------

        5/10/07          P               223,700            $         15
        5/10/07          P               145,000                      15
        5/10/07          P                50,000                15.00436
        5/11/07          P                11,100               15.119099
        5/11/07          P                46,000               15.064369
        5/11/07          P                 1,500               15.281333
        5/14/07          P               250,000                    15.7
        5/14/07          P                41,600               15.487716
        5/15/07          P                24,500               15.659551
        5/16/07          P                28,100               15.428912
        6/13/07          P               150,000                    15.1
        6/18/07          P               107,400               15.068501
        6/18/07          P                15,300               14.978954
        6/19/07          P                 5,800               15.111552
        6/19/07          P                 7,300             15.13758082
        6/19/07          P                61,700             15.28184765
        6/20/07          P               149,800                    15.4
        6/20/07          P                44,200             15.36979655
        6/20/07          P               119,955             15.39162911




Transactions in SNS Common Stock by HBK Fund:

                      PURCHASE
                       (P) OR
TRADE DATE             SALE(S)           QTY                 PRICE
----------------    ------------    -------------    --------------------

        6/21/07          P                59,300        $    15.25239459
        6/21/07          P               112,739             15.27764146
        6/22/07          P               553,830                  15.241
        6/22/07          P                15,942              15.2001518
        6/22/07          P                25,000                 15.2226
        6/22/07          P                    34                 15.1800

Transactions in  SNS Common Stock by Indy Investments:

                      PURCHASE
                       (P) OR
TRADE DATE             SALE(S)           QTY                 PRICE
----------------    ------------    -------------    --------------------

05/11/07                 P               244,900                $15.0979
05/16/07                 P                31,600                 15.3528
05/18/07                 P                72,800                 15.3236
05/21/07                 P                49,200                 15.4315


Transactions in SNS Common Stock by Mr. Stetson:

                      PURCHASE
                       (P) OR
TRADE DATE             SALE(S)           QTY                 PRICE
----------------    ------------    -------------    --------------------

        4/30/07          P                   100          $      16.7200
        4/30/07          P                   800                 16.7200
        4/30/07          P                 1,200                 16.7600
        4/30/07          P                   200                 16.8000
        4/30/07          P                   100                 16.8100
        4/30/07          P                   300                 16.8700
        4/30/07          P                   100                 16.8900
        4/30/07          P                   200                 16.9200
        4/30/07          P                 1,000                 16.9300
        5/03/07          P                   100                 16.4100
        5/03/07          P                   100                 16.4200
        5/03/07          P                   100                 16.4300
        5/03/07          P                   300                 16.4400
        5/03/07          P                 1,900                 16.4500
        5/04/07          P                   300                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   200                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   200                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   100                   16.31
        5/04/07          P                   200                   16.31
        5/04/07          P                   100                   16.11
        5/04/07          P                    25                   16.11
        5/04/07          P                   100                   16.11
        5/08/07          P                   100                   16.11
        5/08/07          P                     1                   16.11

        5/10/07          P                   600                 14.8300
        5/10/07          P                   200                 14.8400
        5/10/07          P                   400                 14.8500
        5/10/07          P                   200                 14.8700
        5/10/07          P                 3,600                 14.8800
        5/10/07          P                 1,100                 14.8300
        5/10/07          P                 3,900                 14.8500
        5/10/07          P                5,000*                   14.95
        5/10/07          P                4,000*                   14.95
        5/10/07          P                3,000*                   14.90
        5/14/07          P                   500                 15.4600
        5/14/07          P                 1,600                 15.5700
        5/14/07          P                   900                 14.4800
        5/14/07          P                 1,000                 15.6000
        5/14/07          P                 1,000                 15.6100
        5/14/07          P                 1,000                 15.5500
        5/14/07          P                 2,000                 15.5600
        5/14/07          P                 1,000                 15.5800
        5/14/07          P                   800                 15.5500
        5/14/07          P                 1,000                   15.49
        5/14/07          P                 1,000                   15.55
        5/14/07          P                 1,000                  15.589
        5/14/07          P                 1,000                   15.62
        5/14/07          P                 1,000                  15.642
        5/14/07          P                 1,000                   15.57
        5/14/07          P                   200                   15.61
        5/14/07          P                 1,800                   15.64
        6/06/07          P                 3,000                 14.9993
        6/06/07          P                3,000*                      15


*Shares purchased in the account of a family member over which Mr. Stetson has voting and dispositive power.